Titan Medical to Present at the 30th Annual ROTH Conference

TORONTO, March 01, 2018 -- Titan Medical Inc. (TSX:TMD) (OTCQB:TITXF) (“Titan” or “the Company), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), today announced that David McNally, President and CEO of the Company, will present a corporate overview at the 30th Annual ROTH Conference on Monday, March 12 at 8:00 a.m. PST. The conference will be held March 11-13, 2018 at The Ritz Carlton, Laguna Niguel in Orange County, CA.

Mr. McNally’s presentation will be webcast live and available for replay in the Investors section of Titan Medical’s website at titanmedicalinc.com/investors.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Contacts:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalinc.com